================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------
                                    FORM 11-K


(Mark One)


[x] Annual Report pursuant to Section 15(d) of the Securities Exchange of 1934 [Fee Required]


                   For the fiscal year ended December 31, 2000


                                       OR


[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 [No Fee Required]


                  For the transition period from _____ to _____


                  Commission File Number 1-13578
                                         -------

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                             DOWNEY FINANCIAL CORP.
                               3501 Jamboree Road
                             Newport Beach, CA 92660


================================================================================

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                 Financial Statements and Supplemental Schedule

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN



             INDEX TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

                                                                            Page

Independent Auditors' Report ...........................................     1

Statements of Net Assets Available for Plan Benefits - December 31, 2000
     and 1999 ..........................................................     2

Statements of Changes in Net Assets Available for Plan Benefits - Years
     ended December 31, 2000 and 1999 ..................................     3

Notes to Financial Statements ..........................................     4

SUPPLEMENTAL SCHEDULE

Schedule of Assets (Held at End of Year)- December 31, 2000 ............    10

All other schedules are omitted because they are not required by Department of Labor regulations or are not applicable.

                          INDEPENDENT AUDITORS' REPORT


The Administrative Committee
Downey Savings and Loan Association, F.A.
   Employees' Retirement and Savings Plan:


We have audited the accompanying statements of net assets available for Plan benefits of the Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan as of December 31, 2000 and 1999 and the related statements of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for Plan benefits of the Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan as of December 31, 2000 and 1999 and the changes in net assets available for Plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.


                                  /s/ KPMG LLP



May 18, 2001

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2000 and 1999

Assets:                                                    2000         1999
                                                       -----------   ----------
Investments, at fair value:
     Money market funds .............................  $ 7,085,790    5,610,956
     Mutual funds ...................................   19,017,225   16,815,708
     Downey Financial Corp. common stock ............    7,253,843    3,727,078
     Participant loans ..............................    1,333,818    1,132,908
                                                       -----------   ----------
                                                        34,690,676   27,286,650
                                                       -----------   ----------
Receivables:
     Employer's contribution ........................    1,604,468    1,492,527
     Participants' contribution .....................           --          633
     Investment income ..............................        1,868          995
     Other ..........................................       20,305           --
                                                       -----------   ----------
                                                         1,626,641    1,494,155
                                                       -----------   ----------
                                                        36,317,317   28,780,805
Liabilities - excess contributions payable ..........       55,517           --
                                                       -----------   ----------
               Net assets available for Plan benefits  $36,261,800   28,780,805
                                                       ===========   ==========

See accompanying notes to financial statements.

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

         Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 2000 and 1999

                                                                        2000          1999
                                                                    -----------   -----------
Additions to net assets attributed to:
     Net appreciation (depreciation) in fair value of investments   $ 3,986,447      (549,961)
     Interest and dividends .....................................     2,135,390     1,471,615
                                                                    -----------   -----------
                                                                      6,121,837       921,654
     Contributions:
        Employer ................................................     1,991,468     1,851,644
        Participant .............................................     3,206,245     2,963,182
                                                                    -----------   -----------
                 Total additions ................................    11,319,550     5,736,480
                                                                    -----------   -----------
Deductions from net assets attributed to:
     Benefits paid to participants ..............................     3,822,105     1,581,215
     Fees for participant loans .................................        16,450        11,798
                                                                    -----------   -----------
                 Total deductions ...............................     3,838,555     1,593,013
                                                                    -----------   -----------
                 Net increase ...................................     7,480,995     4,143,467

Net assets available for Plan benefits:
     Beginning of year ..........................................    28,780,805    24,637,338
                                                                    -----------   -----------
     End of year ................................................   $36,261,800    28,780,805
                                                                    ===========   ===========

See accompanying notes to financial statements.

                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(1)  DESCRIPTION OF THE PLAN

     (A)  GENERAL

          The Downey Savings and Loan Association, F.A. Employees' Retirement and Savings Plan (the Plan) was established as a profit sharing plan on January 1, 1978 and was originally called the Employees' Profit Sharing Plan of Downey Savings and Loan Association. The Plan was amended and restated in its entirety as of October 1, 1997, and continues to qualify as both a profit sharing plan and a qualified cash or deferred arrangement under Internal Revenue Code Sections 401(a) and 401(k). The following description provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

          The Plan is a defined contribution plan which provides retirement benefits for eligible employees of Downey Savings and Loan Association, F.A., its affiliates and subsidiaries (Downey). It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (B)  ADMINISTRATION OF THE PLAN

          The Plan is administered by Downey (the Plan Administrator). Downey Savings and Loan Association, F.A. Administrative Committee (the Committee) also administers the Plan and consists of at least three members and has the authority to control and manage the operation and administration of the Plan. The assets of the Plan are held in a nondiscretionary trust by Fidelity Management Trust Company as trustee and are administered under a trust agreement which requires that the trustee hold, administer and distribute the funds of the Plan in accordance with the text of the Plan and the instructions of the Plan Administrator, the Committee or its designees.

     (C)  CONTRIBUTIONS

          All employees of Downey are eligible to participate in the Plan provided they are 21 years of age and have completed one year of service. Each year, participants may contribute up to 15% of their compensation, as defined in the Plan. Participants may roll over into the Plan amounts representing distributions from other qualified plans.

          Downey makes a matching contribution equal to 25% of the participant's pretax contributions which do not exceed 4% of the participant's annual compensation. In addition, through an amendment dated October 11, 1999 and effective January 1, 1999, Downey may make an annual discretionary profit sharing contribution to the Plan. Allocation of the discretionary contribution is based on points credited to each eligible participant and salary. Points are credited based on the employee's age and vested years of service. Contributions are subject to certain limitations.

     (D)  PARTICIPANT ACCOUNTS

          Each   participant's   account  is  credited  with  the  participant's
          contributions, allocations of Downey's matching and discretionary contributions and the Plan's earnings and losses. Allocations are based on participant earnings or account balances, as defined.

                                       4                             (Continued)

                   DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

     (E)  VESTING

          Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in Downey's matching and discretionary contributions plus actual earnings thereon is based on years of service. A participant vests at the rate of 20% after one year of service and 20% each year thereafter until 100% vesting is reached after five years of service. In addition, a participant becomes 100% vested if the sum of the participant's age and years of service equals to at least 60.

     (F)  FORFEITED ACCOUNTS

          At years ended December 31, 2000 and 1999, forfeited accounts totaled $65,126 and $69,190, respectively. These accounts are used to reduce future employer contributions. For Plan years 2000 and 1999, $68,435 and $69,926 of forfeitures, respectively, were used to reduce employer contributions.

     (G)  INVESTMENT OPTIONS

          At December 31, 2000, the investment options available to the Plan's participants were as follows:

          o Downey Financial Corp. Stock Fund - The fund provides Plan participants with an opportunity to invest in Downey Financial Corp. common stock. Cash balances within this fund are invested temporarily in the Fidelity Institutional Cash Portfolio, which is a money market fund.

          o Fidelity Retirement Money Market Fund - The fund seeks to preserve capital and maintain a high degree of liquidity while providing income. The fund invests in high-quality, short-term U.S. dollar-denominated money market instruments of domestic and foreign issuers.

          o PIMCO Low Duration Inst. Fund - The fund seeks total return - both income and capital appreciation - consistent with prudent investment management.

          o Templeton Foreign Fund - The fund seeks long-term growth of capital.

          o Fidelity Puritan Fund - The fund seeks income consistent with preservation of capital.

          o Fidelity Growth & Income Fund - The fund seeks long-term growth, current income and growth of income, consistent with reasonable investment risk.

          o    Fidelity   Low-Priced   Stock  Fund  -  The  fund  seeks  capital
               appreciation.

          o    Fidelity  Aggressive Growth Fund - The fund seeks to increase the
               value  of  investments   over  the  long  term  through   capital
               appreciation.

          o Spartan U.S. Equity Index Fund - The fund seeks to provide investment results that correspond to the total performance of common stocks of companies publicly traded in the United States.

          o Fidelity Freedom Income Fund - The fund seeks high current income and, as a secondary objective, some capital appreciation for those already in retirement.

          o Fidelity Freedom 2000 Fund - The fund seeks high total returns for those planning to retire in approximately 1 - 10 years.

                                       5                             (Continued)

                   DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

          o Fidelity Freedom 2010 Fund - The fund seeks high total returns for those planning to retire in approximately 10 - 20 years.

          o Fidelity Freedom 2020 Fund - The fund seeks high total returns for those planning to retire in approximately 20 - 30 years.

          o Fidelity Freedom 2030 Fund - The fund seeks high total returns for those planning to retire in approximately 30 - 40 years.

          o Fidelity Freedom 2040 Fund - The fund seeks high total returns for those planning to retire around 2040.

     (H)  PARTICIPANT LOANS

          Participants may borrow from their fund accounts for general purposes, as defined within the Plan. Participant loans are limited to the lesser of 1) 50% of the participant's current vested fund balance or
          2) $50,000 reduced by the highest outstanding loan balance during the previous 12 months. Loan transactions are treated as a transfer to
          (from) the investment funds. The loans are secured by the balance in the participant's account and bear a fixed rate of interest equal to prime plus 2% at the time the loan is originated. Participants pay $75 to establish a loan and then pay $6.25 on a quarterly basis for maintenance. Principal and interest are paid ratably through payroll deductions.

     (I)  PAYMENTS OF BENEFITS

          Upon termination of service, a participant may elect to receive either a single lump-sum payment in cash or Downey stock equal to the value of the vested interest in his or her account, or a series of substantially equal annual or more frequent installments over a period not to exceed five years.

     (J)  ADMINISTRATIVE EXPENSES

          All administrative costs of the Plan, excluding investment management fees and fees for participant loans, are paid by Downey.

     (K)  PLAN TERMINATION

          Although it has not expressed any intent to do so, Downey has the right under the Plan to discontinue contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

(2)  SIGNIFICANT ACCOUNTING POLICIES

     (A)  BASIS OF ACCOUNTING

          The financial statements of the Plan have been prepared on the accrual basis of accounting.

                                       6                             (Continued)

                   DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

     (B)  INVESTMENTS

          Publicly traded securities are carried at fair value based on published market quotations. Purchases and sales of investments are recorded on a trade-date basis. Net appreciation or depreciation of investments includes both realized and unrealized gains and losses. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

          In September 1999, the American Institute of Certified Public Accountants issued Statement of Position 99-3, Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters (SOP 99-3). SOP 99-3 simplifies the disclosure for certain investments and was effective for Plan years ended December 31, 1999 with earlier application encouraged. The Plan adopted SOP 99-3 during the Plan year ended December 31, 1999. Accordingly, information previously required to be disclosed about participant-directed fund investment programs is not presented in the Plan's 2000 and 1999 financial statements.

     (C)  PARTICIPANT LOANS

          Participant loans are included in the statements of net assets available for Plan benefits at their outstanding balance, which approximates fair value of the loans. The loans are payable through payroll deductions.

     (D)  USE OF ESTIMATES

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

     (E)  PAYMENT OF BENEFITS

          Benefits are recorded when paid.

     (F)  RECLASSIFICATION

          Certain reclassifications of the prior year's reported amounts have been made to conform to the current year's reporting format.

(3)  INVESTMENTS

     In accordance with the terms of the Plan's Investment Policies, Guidelines and Objectives, the Plan will offer a minimum of five investment options. Plan participants select the options they prefer and allocate their contributions between options as they deem appropriate.

                                       7                             (Continued)

                   DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

     The following table presents the fair value of investments, with those that represent 5% or more of the Plan's net assets at the end of the Plan year separately identified:

             INVESTMENT                    2000              1999
-------------------------------------   -----------        ----------
Downey Financial Corp. Stock Fund ...   $ 7,253,843         3,727,078
Fidelity Retirement Money Market Fund     6,678,766         5,412,436
Fidelity Puritan Fund ...............     3,107,136         3,234,665
Fidelity Growth & Income Fund .......     7,911,732         8,581,894
Fidelity Low-Priced Stock Fund ......     1,940,782         1,464,550
Spartan U.S. Equity Index Fund ......     2,172,484         1,604,397
Other investments less than 5% ......     5,625,933         3,261,630
                                        -----------        ----------
                                        $34,690,676        27,286,650
                                        ===========        ==========

During 2000 and 1999, the Plan's investments appreciated (depreciated) in value as follows:

                                         2000            1999
                                      ------------    ---------

Mutual funds ......................   $(1,607,883)     330,324
Downey Financial Corp. Stock Fund .     5,594,330     (880,285)
                                      ------------    ---------
    Net appreciation (depreciation)
      in fair value of investments    $ 3,986,447     (549,961)
                                      ============    =========

(4)  FEDERAL INCOME TAXES

     The Plan received a favorable tax determination letter on May 4, 1998 from the Internal Revenue Service stating that the Plan, as amended and adopted on September 29, 1997, is qualified under Section 401(a) of the Internal Revenue Code, and is exempt from federal income taxes under provisions of
     Section 501(a).

     The Plan has been subsequently amended since September 29, 1997. Subsequent amendments of the Plan were adopted on February 1, 1998, October 11, 1999, November 18, 1999 and March 24, 2000. In the opinion of management, the Plan continues to meet the requirements of the Internal Revenue Code.

(5)  RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds managed by Fidelity Management Research, which is affiliated with Fidelity Management Trust Company, which is the trustee as defined by the Plan, and therefore, these transactions qualify as party-in-interest. Fees for the trust management services are paid by Downey.

                                       8                             (Continued)

                   DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999

(6)  RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

     The following is a reconciliation of net assets available for Plan benefits per the financial statements at December 31, 2000 to Form 5500:

Net assets available for Plan benefits per financial statements ..   $36,261,800
     Less loans deemed distributed to terminated participants ....       155,033
                                                                     -----------
          Net assets available for Plan benefits per the Form 5500   $36,106,767
                                                                     ===========

     The following is a reconciliation of benefits paid to participants per the financial statements for the year ended December 31, 2000 to Form 5500:

Benefits paid to participants per the financial statements .......    $3,822,105
     Add loans deemed distributed to terminated participants .....       155,033
                                                                      ----------
          Benefits paid to participants per the Form 5500 ........    $3,977,138
                                                                      ==========

(7)  SUBSEQUENT EVENT

     On March 27, 2001, the Plan Administrative Committee approved Amendment No. 5 to the Plan. The Amendment is summarized as follows:

     o The definition of enrollment date is changed from first day of each Plan Year Quarter to first day of each Plan Year Month.

     o    Age requirement for eligibility is changed from 21 to 18.

     o The annual discretionary profit sharing contribution is eliminated. Downey will make a matching contribution equal to 50% of the first 6% of salary deferred in the Plan year.

                                                                        SCHEDULE
                    DOWNEY SAVINGS AND LOAN ASSOCIATION, F.A.
                     EMPLOYEES' RETIREMENT AND SAVINGS PLAN

                    Schedule of Assets (Held at End of Year)

                                December 31, 2000

                                                  DESCRIPTION OF INVESTMENT
                                                INCLUDING MATURITY DATE, RATE
        IDENTITY OF ISSUE, BORROWER,            OF INTEREST, COLLATERAL, PAR OR
          LESSOR OR SIMILAR PARTY                       MATURITY VALUE             CURRENT VALUE
--------------------------------------------    -------------------------------    -------------
 *   Downey Financial Corp. Stock Fund          131,888 shares common stock ...    $7,253,843
 *   Fidelity Institutional Cash Portfolio      Money Market Fund .............       407,024
 *   Fidelity Retirement Money Market Fund      Money Market Fund .............     6,678,766
     PIMCO Low Duration Inst. Fund              138,145 shares mutual fund ....     1,367,634
     Templeton Foreign Fund                     85,817 shares mutual fund .....       887,351
 *   Fidelity Puritan Fund                      165,010 shares mutual fund ....     3,107,136
 *   Fidelity Growth & Income Fund              187,927 shares mutual fund ....     7,911,732
 *   Fidelity Low-Priced Stock Fund             83,944 shares mutual fund .....     1,940,782
 *   Fidelity Aggressive Growth Fund            22,674 shares mutual fund .....       820,121
 *   Spartan U.S. Equity Index Fund             46,411 shares mutual fund .....     2,172,484
 *   Fidelity Freedom Income Fund               13,645 shares mutual fund .....       152,412
 *   Fidelity Freedom 2000 Fund                 1,203 shares mutual fund ......        14,208
 *   Fidelity Freedom 2010 Fund                 14,156 shares mutual fund .....       195,922
 *   Fidelity Freedom 2020 Fund                 14,019 shares mutual fund .....       204,110
 *   Fidelity Freedom 2030 Fund                 14,196 shares mutual fund .....       212,940
 *   Fidelity Freedom 2040 Fund                 3,473 shares mutual fund ......        30,393
 *   Participant loans                          Participant loans (interest
                                                   rates from 9.75% to 11.5%) .     1,333,818
                                                                                   ==========

 * Denotes a party in interest.

See accompanying independent auditors' report.

                              REQUIRED INFORMATION


I.   Financial Statements.

     Financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, together with independent auditors' report thereon.


II.  Exhibits:

     Consent of Independent Auditors.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.




                                       DOWNEY SAVINGS AND LOAN
                                       ASSOCIATION, F.A. EMPLOYEES'
                                       RETIREMENT AND SAVINGS PLAN



Date:  June 21, 2001                   By:      /s/  THOMAS E. PRINCE
      ---------------                     --------------------------------------
                                                  Thomas E. Prince
                                          Member, Administrative Committee